November 2016

DISCLAIMERS

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CERTAIN INFORMATION

This communication includes information based on independent industry publications and other sources. Although we believe that the data presented is reliable, we have not independently verified such information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed business combination between Easterly Acquisition Corp. ("Easterly") and Sungevity, Inc. ("Sungevity") and may be deemed to be solicitation material in respect of the proposed business combination between Easterly and Sungevity. The proposed business combination will be submitted to the respective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly filed an amended registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus forming a part thereof on November 3, 2016 with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for the amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus that Easterly filed with the SEC or any other documents that Sungevity or Easterly may file with the SEC or send to stockholders in connection with the proposed transaction. The amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus contains important information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus carefully. A copy of the definitive joint proxy and consent solicitation statement/prospectus will be sent when available to all stockholders of Easterly and Sungevity seeking the required stockholder approval. Investors and stockholders can obtain free copies of the amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus from Easterly by accessing Easterly's website at www.easterlyacquisition.com.

PARTICIPANTS IN SOLICITATION

Easterly and Sungevity, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive officers of Easterly and Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in Easterly's registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and preliminary joint proxy and consent solicitation statement/prospectus.

FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the proposed business combination between Easterly and Sungevity and any other statements relating to future results, strategy and plans of Easterly and Sungevity (including certain projections and business trends, and statements which may be identified by the use of the words "plans", "expects" or "does not expect", "estimated", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "projects", "will" or "will be taken", "occur" or "be achieved"). Forward-looking statements are based on the opinions and estimates of management of Easterly or Sungevity, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sungevity, these risks and uncertainties include, but are not limited to, its revenues and operating performance, the ability to obtain additional financing, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, amount of redemptions, its business strategy and plans, fluctuations in customer demand, the result of future financing efforts and its dependence on key personnel. For Easterly, factors include, but are not limited to, the successful combination of Easterly with Sungevity's business, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly's performance to differ materially is included in Easterly's periodic reports filed with the SEC, including but not limited to Easterly's Form 10-K for the year ended December 31, 2015 and subsequent Forms 10-Q. Copies may be obtained by contacting Easterly or the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Easterly undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PROJECTIONS

Any estimates, forecasts or projections set forth in this presentation have been prepared by Sungevity and/or Easterly management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see "Forward-Looking Statements" above.

USE OF NON-GAAP FINANCIAL MEASURES

This communication includes non-GAAP financial measures. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this communication.

EasterlyAcquisition | SUNGEVITY
2

TRANSACTION OVERVIEW

PRESENTERS



Andrew Birch
CEO and Co-Founder
of Sungevity, Inc.



Drew Hamer
Chief Financial Officer
of Sungevity, Inc.



Darrell W. Crate
Chairman of the Board of Directors
of Easterly Acquisition Corp.



Avshalom Kalichstein
Chief Executive Officer and Director
of Easterly Acquisition Corp.

SUMMARY OF TRANSACTION

Sungevity, Inc. combining with Easterly Acquisition Corp.[1]
- Expected Sungevity ownership after closing: 51%
- Expected EACQ ownership after closing: 49%

New company becomes Sungevity Holdings, Inc.
- Nasdaq ticker: SGVT
- Sungevity management stays in place
- Andrew Birch, Darrell Crate, and Avshalom Kalichstein continue on board of the combined company

Sungevity shareholders receive:
- Balance sheet to support growth
- Liquidity for stockholders and employees
- Access to public markets
- Access to Easterly expertise

Easterly shareholders receive:
- Entry to high growth solar market with asset-light model
- Access to over 9 years of investment in the platform
- Partnership with top-tier management team

(1) Subject to further assumptions and details as set forth in slide 23.

EasterlyAcquisition | SUNGEVITY
3

TRANSACTION HIGHLIGHTS Projected to be Cash Flow Positive by Year End 2016. 2018 Adj. EBITDA Expected to be up to $ 75 mm (2) Experienced Management Team with Strong Customer Experience Culture Industry - Leading Customer Acquisition Platform & Channel Partner Network Expected Revenue Growth Compounding at 48% (1) Scalable Business: Asset - Light Platform Model Well Capitalized with up to $200mm New Cash Well Positioned to Grow Along the Expected Solar Adoption Curve (1) Represents period from 2015 to 201 9 E. See slide 2 2 for detail. (2) Adjusted EBITDA; upper bound of stated guidance range. See slide 21 for detail. 4

The leading solar technology platform that maximizes growth from channel partnerships, customer referrals, and supply chain partners • Asset - light business that manages sales process, automates design, and outsources origination, hardware, installation, nancing, and services for residential and commercial markets • Provides best - in - class customer experience leveraging technology for efcient customer acquisition • Customer - focused with multiple product and nancing options • 77% deployed systems CAGR over the past ve years WHO WE ARE (1) As of October 3 1 , 2016. (2) Represents average score over the period from March 2011 through June 2016. INTRODUCTION TO SUNGEVITY Do not own trucks or installers Do not own manufacturing Do not have a nancial company balance sheet 䘠 D o o w n t h e c u s t om e r r el a t i on s hi p 䘤 䘠 D o o w n t h e so f t w a re pl a t f or m 䘤 䘠 D o o w n n e t w or k o f p a r t n er s hi p s 䘤 • Serves over 30 ,000 (1) customers with world - class net promoter score of 65 (2) Germany ASSET - LIGHT BUSINESS MODEL Focused on key value - added activities Netherlands Belgium Sungevity ofces 5

PRICE OF ELECTRICITY TO CONSUMERS There is a proven, long - term trend of falling solar costs and rising retail electricity prices, creating an inflection point in solar 35 0 1 5 0 1 0 0 5 0 0 2 0 05 2 0 1 0 2 0 15 c / k W h S ol a r U.S. Retail Electricity Note: All data represents U.S. national averages. Source: U.S. Energy Information Administration for retail electricity cost forecast; Bloomberg New Energy Finance, GTM Research, U.S. Census Bureau data, and Sungevity management expectations for solar cost forecast. COST OF SOLAR & RETAIL ELECTRICITY (2005 - 2015) EXPECTED COST OF SOLAR & RETAIL ELECTRICITY (2015 - 2030) S ol a r U.S. Retail Electricity 25 300 2 0 250 15 200 10 5 0 2 0 15 202 0 20 25 20 3 0 c / k Wh P r e s e n t Day 6

RESIDENTIAL SOLAR ADOPTION AT AN INFLECTION POINT Improving customer economics and increasing awareness drive high growth in solar Source: GTM Research U.S. Solar Market Insight, 2015 Year in Review (March 2016). 2 00 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 07 2 0 0 8 2 0 0 9 2 0 1 0 2 0 11 2 0 12 2 0 1 3 2 0 14 2015 2016E 2017E 2018E 2019E 2020E Annual U.S. Residential Solar Installations (MW) 6,000 5,000 4 , 000 3, 000 2 , 000 1 , 000 0 35% C A GR from 2011 7

LARGE ADDRESSABLE MARKET As more residential households reach grid parity, the addressable market for solar customers is expected to grow significantly Source: GTM Research, U.S. Census Bureau with Easterly and Sungevity management estimates. Includes U.S. only. 2 0 1 5 2 0 2 0 E Cumulative residential solar installs: 4.3 million Households for which solar is expected to be cheaper than retail: 88 million Cumulative residential solar installs: 0.9 million Estimated households for which solar would be cheaper than retail : 35 million 8

SUNGEVITY'S ASSET-LIGHT BUSINESS MODEL

Powered by the Sungevity technology platform

CURRENT INDUSTRY STANDARD		SUNGEVITY
ASSET-HEAVY	**VS.**	**ASSET-LIGHT**
Full vertical integration; owns and controls entire supply chain		Outsources commodity and non-core activities: Hardware · Installation · Financing
Owns panels, racking, trucks, installation, financing, etc.		Performs key value-added functions in-house
Primarily internal lead generation		Enhanced sales efficiency and scalability through partner network
Capital intensive; inhibits flexibility to react to market changes		Higher cash flow potential/ lower capital requirements
		Flexibility to react to customer preferences, regulation, and market opportunity
		Clean balance sheet and simple revenue model going foward

EasterlyAcquisition | SUNGEVITY 9

DIFFERENTIATED TECHNOLOGY CREATES THE SOLAR PLATFORM COMPANY WITH ROBUST NETWORK OF PARTNERS High - quality partnerships drive growth, cost optimization, and capital efficiency SU N G E V I T Y S T A N D A R D I ZE D I NSA N E C U S T O MER E XP E R IE N C E S E L E C TE D P A RTNE R S Network of >50 professional installation companies LEAD GEN + USAGE + QUALIFICATION DESIGN SALE FINANCING INSTALLATION SERVICE REFERRAL 30 ,000+ delighted c u s t om e r s • Referrals • Direct M a r k e ti n g • Inside Sales • Outside Sales • Sunshine Referral Network • System Design SUNGEVITY TECHNOLOGY PLATFORM 10 Network of >50 professional installation partners DISH Network

PIONEERING SOLAR PLATFORM TECHNOLOGY

Seamless upfront experience, increased operational efficiency, and ongoing customer engagement provide customers with a consistent, high-quality experience



The energy choice is yours
STEP 1: Welcome to the Sunshine Network
63 %
Share the Sunshine
Email
Text
Refer a Friend
Site Plan

iQUOTE:
FIRST
TO TAKE SOLAR ONLINE

FIRST
TO AUTOMATE DESIGN

TRACK INSTALLATION ONLINE

ONGOING MONITORING OF PRODUCTION DATA

AUTOMATED HOME VISIT

QUICKLY AND EASILY REFER FRIENDS

EasterlyAcquisition | SUNGEVITY
11

SUNGEVITY PROVIDES AN INSANELY POSITIVE CUSTOMER EXPERIENCE Leading Net Promoter Score and culture of customer focus across network Note: Sungevity NPS represents average score over the period from March 2011 through June 2016 . Source: All other NPS from Satmetrix 2014 Net Promoter Industry Benchmarks. Net Promoter Score 12

H o Home Batteries 20 - YEAR CUSTOMER RELATIONSHIPS PRESENT FUTURE OPPORTUNITIES TO FURTHER MONETIZE CUSTOMER BASE En e r g y - E f c i e nt Appliances Smart Home Energy Monitoring and Management EV Charging 13

STRONG AND CAPABLE EXECUTIVE MANAGEMENT TEAM

Sungevity is led by seasoned and proven executives



Andrew Birch
CEO and Co-Founder

- CEO since 2008
- Previously Business Development Manager for BP Solar
- Also served as Vice President at Bear Stearns and at Cazenove & Co



Drew Hamer
Chief Financial Officer

- 25 years of tech company experience in strategic finance, SaaS revenue modeling and M&A
- 15+ years in CFO roles
  - ON24, SaaS marketing platform
  - Keynote Systems, internet monitoring
- Executed IPO valued at >$1.2B



Cayce Roy
Chief Operating Officer

- 25 years of experience with logistics and supply chain
- 7 years in operations leadership roles at Amazon
  - Improved both transportation network and fulfillment operations
  - Built Amazon Marketplace



Peter Graf
Chief Product Officer

- 20+ years of experience in enterprise software
- 18 years at SAP
  - Co-founder of SAP Marketplace spin-off
  - EVP roles in marketing, platform development, and sustainability



Dave Dunlap
Chief Development Officer



Susan Hollingshead
Chief Administrative and People Officer



Steve Atherton
Chief Technology Officer



Jan Slaghekke
Chief Global Officer



Elizabeth Rushforth
General Counsel

EasterlyAcquisition | SUNGEVITY
14

2017 projections for large channel partner deployments already achieved with four newly signed partners BUSINESS UPDATE SINCE JUNE 29 DEAL ANNOUNCEMENT Sungevity has executed during the merger closing process with wins across all key business areas 15 Canada’s largest solar energy reseller; entering U.S. market with Sungevity In Belgium, where Engie has 2.8 million customers Signed large reseller Funding customers in 2017 Global finance partnership to provide tax equity, sponsor equity, and loan product Full public company management team now in place Key milestones ahead of 2016 improvement plan Further boost to 2017 COGS reduction plan Panel prices declining further than planned; new pricing being negotiated with suppliers Chief Financial Officer Drew Hamer General Counsel Elizabeth Rushforth 15 DISH Network 14 million U.S. subscribers Business Development Project Finance COGS Improvements Leadership Team Additions Faster sales cycle times, improved sales conversion rate, faster install times and higher throughput Operational Improvements

FINANCIAL REVIEW

1,743 2,741 5,504 7,622 55 % C A GR Note: Includes U.S. residential and international. CAGR is tied to midpoint of stated guidance range. Based on Sungevity management's expectations. PROVEN TRACK RECORD OF SYSTEMS GROWTH Sungevity, with Easterly, is well positioned to take advantage of the solar adoption curve 17 Sungevity Systems Deployed Annually 1,203 1,743 2,741 5,504 7,622 9,200 9,800 13,700 16,000 22,800 26,300 35,600 44,600 0 10,000 20,000 30,000 40,000 50,000 2011 2012 2013 2014 2015 2016E 2017E 2018E 2019E

PLATFORM MODEL ENABLES RAPID SCALABILITY Uniquely positioned to tap into large market of motivated partners (1) U.S. only. 18 2015 2016E 2017E 2018E 2019E 2020E CHANNEL PARTNER SALES DIRECT SALES

SMALL PENETRATION OF PARTNER MARKET DRIVES EXPONENTIAL GROWTH Technology platform enables simple onboarding process for U.S. and international channel partners 19 2 0 15 A 2 0 1 6E 2 0 1 7E 2 0 1 8 E 2019E # of Large Channel Partners 4 8 1 3 1 8 23 Systems per Partner 6 6 3 3 3 5 373 479 698 Total Large Partner Systems 2 , 6 52 2,680 4,849 8,622 16,054 # of Small Partners n /a 8 38 104 251 Systems per Partner n /a 12 25 30 29 Total Small Partner Systems n /a 96 950 3,120 7,279 Total Partner Systems Deployed 2 , 6 52 2,776 5,799 11,742 23,333 Direct Systems Deployed 4 , 9 70 6,912 9,093 12,846 16,683 Total Systems Deployed 7 , 6 2 2 9,200 – 9,800 13,700 – 16,000 22,800 – 26,300 35,600 – 44,600 Growth Rate 38% 25% 56% 65% 63% Note: Growth rates tied to midpoint of stated guidance range. Based on Sungevity management's expectations.

SIMPLE FINANCIAL MODEL Sungevity has a simple business model that requires focus on only a few key drivers Average Selling Price per System – COGS per System – Variable Operating Costs per System = Contribution per System x Number of Deployed Systems = Total Contribution – Fixed Costs = EBITDA 20

Note: Residential includes U.S. and international. Numbers rounded to nearest whole number. (1) Numbers are midpoints of stated guidance range. EBITDA BUILD - UP Simple model provides clear picture of cash generation Midpoint of Projections 2015A 2016E 2017E 2018E 2019E Average Selling Price per System ($) $19,116 $17,421 $19,210 $18,525 $17,745 COGS per System ($) ($13,743) ($11,847) ($10,128) ($9,622) ($9,486) Variable Operating Costs per System ($) ($9,383) ($5,787) ($3,922) ($3,891) ($3,737) Contribution per System ($) ($4,010) ($213) $5,160 $5,012 $4,521 Residential Deployed Systems 7,622 ~9,600 ~15,000 ~25,000 ~40,000 Residential Contribution ($mm) ($31) ($2) $77 $123 $181 Commercial Contribution ($mm) ($1) $1 $3 $6 $7 Fixed Costs ($mm) ($67) ($75) ($73) ($77) ($80) Adjusted EBITDA Guidance (1) ($mm) ($99) ($79) – ($69) $0 – $15 $30 – $75 $80 – $130 21

FINANCIAL SUMMARY Trajectory of positive contribution margin driving to cash flow breakeven remains on plan (1) See page 2 9 for reconciliation. GAAP revenue does not take into account timing difference and cash inows between deployment and interconnection of systems that have been installed, but not yet recognized as revenue. (2) Growth rates tied to midpoints of stated guidance range. (3) EBITDA is a non - GAAP measure; see page 30 for a reconciliation to GAAP. See page 2 1 for EBITDA build - up. (4) Based on Sungevity management’s projections; assumes business combination with Easterly closes in 2016. (5) CAGRs are midpoints of stated guidance range. ($ in millions) A ct u a l Projected (4) 2 0 15 2 0 1 6 E 2 0 1 7 E 2 0 1 8 E 2 0 1 9 E GAAP Revenue (1) $ 1 5 1 $ 185 – $ 195 $ 28 0 – $ 325 $ 450 – $ 515 $ 630 – $ 825 % Growth (2) 41% 26% 59% 60% 51 % Adjusted EBITDA (3) ( $ 9 9) ( $ 79 ) – ( $ 69 ) $ 0 – $ 1 5 $ 30 – $ 75 $ 80 – $ 130 % Margin n /a n /a 0% – 5% 7% – 1 5% 13% – 16 % Systems Deployed 7 , 6 2 2 9,200 – 9,800 13,700 – 16,000 22,800 – 26,300 35,600 – 44,600 REVENUE (5) 2 0 1 5 - 2 0 1 9 E 48 % C A G R SYSTEMS DEPLOYED (5) 2015 - 201 9 E 51% 22 C A G R

TRANSACTION STRUCTURE Anticipated Use of Proceeds: • Accelerate partnership strategy and geographic expansion • Further barrier to entry through technological development • Provides permanence for channel partners • Selective mergers and acquisitions • Differentiation through clean balance sheet (1) At the closing of the merger transaction, the former stockholders of Sungevity will own approximately 50.001% of Sungevity Ho ldi ngs. Following the anticipated post - closing issuance of 700,000 shares to certain employees of Sungevity, the former stockholders of Sungevity and employees will together own approximately 50. 7% of Sungevity Holdings. (2) An additional 4.80 million shares will be approved and reserved for stock or option grants and/or restricted future stock units. (3) Expected to be struck at greater of $11.50 or prevailing market price at grant. (4) Assumes no redemptions and up to $10 million in transaction fees and expenses. (5) Estimated fees, including deferred IPO underwriting fee, legal fees, and transaction advisory fees, and other transaction expenses. Warrants and Options Outstanding (Shares in millions) A m o u n t Strike Price Expiration N o t es Warrants – Public 1 0 . 0 0 $11.50 5 Years Redeemable when share price reaches $18.00 Warrants – Easterly Sponsor 6 . 75 $11.50 5 Years Non - redeemable Management Options (2) 4 . 8 0 $ 1 1 . 5 0 (3) 10 Years 4 - year vesting with 1 - year cliff Anticipated Pro - Forma Ownership After Closing (1) (in millions) # of Shares % of Shares Current Sungevity Securityholders and Management 25.7 50.7 % Existing Easterly Shareholders 2 5 . 0 49.3 % T ot a l 50.7 1 0 0 .0 % Sources and Uses of Capital Sources of Capital Uses of Capital Easterly Cash in Trust ($mm) $200.0 Cash to Balance Sheet (4) ($mm) $ 1 9 0 . 0 Transaction Fees and Expenses (5) ($mm) 1 0 . 0 Total $200.0 Total $ 2 0 0.0 23

TRANSACTION HIGHLIGHTS (1) Represents period from 2015 to 201 9 E. See slide 2 2 for detail. (2) Adjusted EBITDA; upper bound of stated guidance range. See slide 2 1 for detail. 24 Projected to be Cash Flow Positive by Year End 2016. 2018 Adj. EBITDA Expected to be up to $ 75 mm (2) Experienced Management Team with Strong Customer Experience Culture Industry - Leading Customer Acquisition Platform & Channel Partner Network Expected Revenue Growth Compounding at 48% (1) Scalable Business: Asset - Light Platform Model Well Capitalized with up to $200mm New Cash Well Positioned to Grow Along the Expected Solar Adoption Curve

APPENDIX

SUNGEVITY SALES MIX AND REVENUE RECOGNITION

Sungevity's asset-light model allows it monetize 100% of sales, regardless of customer financing choice

System Ownership:	System Buyer:
CUSTOMER OWNED	CASH OR LOAN
THIRD PARTY OWNED (LEASE/PPA)	MSA PURCHASER

Sales Mix



27%
73%
50%
50%
Cash/loan
Third party owned
Q4 2015[1]
Q3 2016[1]

Revenue Recognition:

- Customers have the option to purchase a system (cash, loan), purchase energy (PPA), or lease a system[2]
  — international is currently 100% cash sales
- Regardless of sale type (cash, loan, lease/PPA), 100% of revenue is recognized upon completed sale and interconnection
- Contracted assets qualify for this revenue recognition because they are sold to asset purchasers under Master Sales Agreements ("MSA")
- Sungevity customers can choose the sale type that provides them with the best value, and Sungevity expects the trend toward customer owned systems will continue[3]

Note: Includes U.S. residential only. International is 100% cash sales currently.
(1) Units sold, three months ended December 31, 2015 and September 30, 2016.
(2) Customer options depend on geography and market conditions.
(3) Based on Sungevity management's analysis.

EasterlyAcquisition | SUNGEVITY 26

Note: Percentages represent three year averages of deployed residential systems by quarter in the U.S. and international from 2014 through 2016E. DEPLOYED SYSTEMS QUARTERLY SEASONALITY Higher system deployments in H2 driven by sales seasonality 19% 20% 21% 35% Historical range of deployed residential systems 21% 27 30% 25% 23%

(1) Based on Sungevity management's projections; total system costs are rounded to the nearest hundred dollar s . (2) Percentage reduction from $18,6 00 to $15, 40 0. Cost reduction driven by concrete, measurable steps taken in 2015/2016: CUSTOMER ACQUISITION • Automation of sales processes has increased conversion rate • Optimized lead generation • Decreased cancellation rate • Improved sales ow process • Increased product mix to suit customer needs FULFILLMENT • Shortened time from sale to installation by 20 – 30 days • New ofce in less costly labor market • Installer automation tool (BEAM) deployment LABOR • Market competition drives better pricing • New contracts online in H2 2016 HARDWARE • New contracts LOWER UNIT COSTS AND HIGHER SALES VOLUMES DRIVE CASH FLOW BREAKEVEN MILESTONE Trajectory of positive contribution margin driving to cash flow breakeven remains on plan 28 Total System Cost per Unit (1) $17,100 $10,000 $11,000 $12,000 $13,000 $14,000 $15,000 $16,000 $17,000 $18,000 $19,000 $20,000 Q1 2016A Q2 2016A Q3 2016E Q4 2016E - 1 7% (2) $18,600 $18,200 $17,000 $16,400 $15,400 Indicates potential range of total system costs

29 2 0 1 5 A 2 0 1 6E 2 0 1 7E 2 0 1 8 E 2 0 1 9 E Systems Deployed 7 , 6 2 2 ~ 9 , 600 ~ 15 , 000 ~ 25 , 000 ~ 40 , 000 Systems Deployed, but not yet Interconnected 207 ~100 ~1 , 00 0 ~ 1,0 00 ~ 1,5 00 Systems Interconnected (1) 7,415 ~ 9 , 500 ~ 1 4 , 000 ~ 24,000 ~ 38,500 Revenue per Interconnected System (2) $ 19,013 $ 17,640 $ 19,310 $ 18,896 $ 17,863 Residential Revenue ($mm) $ 1 4 1 $ 1 69 $ 275 $ 441 $ 681 Operating Lease Revenue ($mm) $9 $ 8 $ 8 $ 8 $ 8 Commercial Revenue ($mm) $1 $ 1 4 $ 20 $ 34 $ 39 GAAP Revenue ($mm) $ 1 5 1 $ 185 – $ 195 $ 280 – $ 325 $ 450 – $ 515 $ 630 – $ 825 Note: Numbers tie to midpoint of stated guidance range. (1) Interconnected systems lag deployed systems by ~30 days; this timing difference results in cash inows that are not yet recognized as revenue until the systems are interconnected. (2) Revenue per interconnected system is different than ASP of Systems Deployed because of timing difference of cash inows between deployment and interconnection of systems. GAAP REVENUE BUILD - UP

2015 AND 1H 2016 NET INCOME TO ADJUSTED EBITDA RECONCILIATION

($ in millions)	2015A	1H 2016A
GAAP Net Income	**($126)**	**($54)**
+ Timing difference: installation vs. interconnection[1]	1	(1)
+ Depreciation & amortization	1	1
+ Stock-based comp	4	3
- Operating lease gross (profit)/loss[2]	(4)	(3)
+ Non-current warranty expense	3	2
+ Interest expense, net	24	8
+ Fair value of warrants gain/(loss)	(2)	(4)
- Loss on other income (gain)	1	7
- Taxes	(1)	(1)
=Adjusted EBITDA	**($99)**	**($42)**

Source: Audited financials for 2015 and reviewed Q2 2016 financials, except 'Adjusted EBITDA' and 'Timing difference: installation vs. interconnection,' which are management estimates.
Note: Sungevity is unable to reconcile the forward-looking projections of Adjusted EBITDA to GAAP net income (loss) because the nature and amount of the constituent adjustments are subject to a number of variables and cannot be estimated at this time. The information that is unavailable at this time consists of warrant expense treatment upon deal closing, tax treatment, and tax equity partnership treatment for Q3-4 2016, 2017, and 2018. The outcome of these variables are likely to have a material impact on Sungevity's GAAP net income (loss).
(1) Timing difference results in cash inflows that are not yet recognized as revenue until the systems are interconnected.
(2) Removes gross margin attributable to leases not sold under MSAs, which were initiated between 2010-2014.

EasterlyAcquisition | SUNGEVITY 30

EBITDA RECONCILIATION 31 ($ in millions) 2 0 1 5 A 2 0 1 6E 2 0 1 7E 2 0 1 8 E 2 0 1 9 E GAAP (Loss)/Prot from Operations ( $ 1 0 5 ) ( $ 86 ) ( $ 1 1 ) $ 3 0 $ 69 +Depreciation & amortization 1 4 2 1 1 + Stock - based comp 4 4 4 4 4 + Non - current warranty expense 3 5 8 1 2 19 - Operating lease gross (prot)/loss (1) (4) (4) (4) (4) (4) + Timing difference: installation vs. interconnection (2) 1 0 8 9 1 7 + Easterly merger expenses 0 4 0 0 0 =Adjusted EBITDA ( $ 9 9) ( $ 74 ) $ 8 $ 53 $ 106 Note: Numbers tie to midpoint of stated guidance range. Numbers rounded to nearest whole number. (1) Removes gross margin attributable to leases not sold under MSAs, which were initiated between 2010 - 2014. (2) Timing difference results in cash inows that are not yet recognized as revenue until the systems are interconnected.

BALANCE SHEET SUMMARY Sungevity has a simple balance sheet 32 Source: Sungevity unaudited financials. Some figures do not match reviewed Q2 2016 financials due to rounding. (1) Does not include all anticipated transaction adjustments (e.g. change in warrant liabilities, assumption of Easterly liab ili ties, etc.), assumes no redemptions. (2) Includes restricted cash, prepaid expenses, goodwill, and other assets. (3) Includes deferred lease and rebate revenue, lease pass - through financing obligations, and other liabilities. (4) Total Shareholders Equity and other includes convertible redeemable stock, redeemable non - controlling interest and stockhold ers’ deficit. ($ in millions; as of 6 /3 0 /16) GAAP Actuals Transaction Adjustments (1) A d j u s t e d Cash and cash equivalents $ 12.4 $ 2 0 0 . 0 $ 2 1 2.4 Accounts and rebates receivable 8 . 0 8 . 0 Inventory 23.2 23.2 Solar energy systems, net 7 6.3 76.3 Property and equipment 7 . 5 7 . 5 Other assets (2) 1 8. 6 1 8. 6 Total assets $ 146.0 $ 3 46.0 Accounts payable and accrued liabilities $ 4 5.6 $ 4 5.6 Deferred revenue 40.6 40.6 Debt 83.3 83.3 Warrant liabilities 1 2 . 9 1 2 . 9 Other liabilities (3) 1 7.0 1 7 . 0 Total Liabilities $ 1 9 9.6 $ 1 9 9.6 Total Shareholders Equity and other (4) ( $ 53.5 ) $ 2 0 0 . 0 $ 1 46.5 Total Liabilities and Shareholders Equity $ 146.0 $ 3 46.0

SIGNIFICANT EXPERIENCE GROWING PLATFORM BUSINESSES



Darrell W. Crate
Chairman of the Board of Directors, Easterly Acquisition Corp.
26+ Years Experience

- Co-founded Easterly LLC in September 2009
- Chairman of the Board and co-founder of Easterly Government Properties (NYSE: DEA), a top decile performer among all U.S. REITs
- CFO of Affiliated Managers Group (NYSE: AMG) from 1998 to 2011; during this time, AUM grew from $50bn to $340bn and firm valuation grew from $450mm to $6bn
- Managing Director of Chase Manhattan's Financial Institutions Group, focusing on investment management firms
- Other relevant experience includes: National Treasurer for Mitt Romney's 2008 and 2012 presidential campaigns



Avshalom Kalichstein
Chief Executive Officer and Director, Easterly Acquisition Corp.
19+ Years Experience

- Managing Principal of Easterly LLC
- Founded Solel Investment Group LLC in 2011, acquiring over $900mm in specialty finance assets
- Managing Director of J.C. Flowers & Co. from 2004 to 2011; focused on consumer and commercial finance, banking and property & casualty insurance investments
- Led Shinsei Bank's corporate development group from 2001 to 2004
- Other relevant experience includes: VP Finance and Corporate Development with SoftNet Systems, associate with Capital Z Partners and analyst with the Financial Institutions Group at Goldman Sachs

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0 100 200 300 400 500 600% AMG S&P DEMONSTRATED SUCCESS BUILDING A PLATFORM During Darrell Crate’s tenure as CFO, Affiliated Managers Group, Inc. stock growth far exceeded that of the S&P 500 Note: Information provided is solely for purposes of illustration of management’s biographies and prior experience. The past or future performance of AMG is not indicative of future performance of Easterly or the combined company following closing of the proposed merger. AMG is a global asset management company, which operates through a diverse group of outstanding boutique investment rms. The businesses and operations of Easterly and Sungevity are not comparable to the business and operations of AMG. ENTERPRISE VALUE INCREASED FROM $450MM TO $6BN AUM GREW FROM $50BN TO $340BN 34

EASTERLY GOVERNMENT PROPERTIES PERFORMANCE

Since IPO, Easterly Government Properties (NYSE: DEA) has outperformed both the MSCI U.S. REIT Index (RMZ) and the Russell 2000 Index



OUTPERFORMANCE OVER RUSSELL 2000 OF 33.8%
OUTPERFORMANCE OVER RMZ OF 38.9%
DEA +30.0%
Russell -3.8%
RMZ -9.0%
Performance (%)
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DEA
MSCI US REIT (RMZ)
Russell 2000

Note: Pricing as of 11/3/16: performance inclusive of dividends. Information provided is solely for purposes of illustration of management's biographies. The past or future performance of DEA is not indicative of future performance of Easterly or the combined company following closing of the proposed merger. DEA is a real estate investment trust and is focused primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. government agencies through the General Services Administration. The businesses and operations of Easterly and Sungevity are not comparable to the business and operations of DEA.

EasterlyAcquisition | SUNGEVITY 35